                                    Form 6-K

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of November 2002

                                  ------------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)
                         (Commission File No. 0-20390)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
                    (Address of principal executive offices)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:          Form 20-F           40-F   X
                                                       -----          -----

Indicate by check mark whether the registrant is submitting the Form 6-K in paper to file its Annual Report as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                  Yes:            No:   X
                                                       -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.

                            [logo ID Biomedical here]

                           ID BIOMEDICAL CORPORATION
                             1510 - 800 West Pender
                                 Vancouver, BC
                                    V6C 2V6

                       SEPTEMBER 2002 THIRD QUARTER REPORT



TRADING INFORMATION:         NASDAQ Market (symbol "IDBE")
                             The Toronto Stock Exchange (symbol "IDB")

FOR INFORMATION CONTACT:     Anthony F. Holler, M.D.
                             CHIEF EXECUTIVE OFFICER

                             Dean Linden
                             MANAGER OF CORPORATE COMMUNICATIONS

Email:                       Info@idbiomedical.com
                             ---------------------

Web:                         www.idbiomedical.com
                             --------------------

ID Biomedical's business is focused in two rapidly emerging healthcare markets - vaccines and genomics. Within each business area, the Company is developing products and technology which meet the needs of significant world markets.


                                TABLE OF CONTENTS

     Financial Highlights........................................             3
     Consolidated Balance Sheets.................................             5
     Consolidated Statements of Operations and Deficit...........             6
     Consolidated Statements of Cash Flows.......................             7
     Notes to Financial Statements...............................             8


THIS QUARTERLY REPORT CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

FINANCIAL HIGHLIGHTS

ID Biomedical recorded a net loss for the three months ended September 30, 2002 of $4.7 million, or ($0.15) per share, as compared to a net loss of $2.9 million, or ($0.10) per share, for the same period in 2001. The net loss for the nine months ended September 30, 2002 was $9.8 million, or ($0.32) per share, as compared to a net loss of $6.3 million, or ($0.22) per share, for the same period in 2001. The results for the nine months ended September 30, 2002 include a $3.8 million write-down in the fair value of our shares in Third Wave Technologies, Inc. ("TWT"). Excluding this expense, the Company would have recorded a net loss of $6.1 million, or ($0.20) per share, for the nine months ended September 30, 2002.

Revenue for the quarter was $1.1 million versus $1.2 million for the comparable period in 2001. For the nine months ended September 30, 2002, revenue was $10.6 million versus $3.7 million for the comparable period. The increase in revenue over the comparable period is attributable to genomic licensing revenues, which increased as a result of the Company's agreement with Takara Biomedical Group ("Takara") in January 2002. Amortization of deferred licensing revenue in the amount of $0.7 million and $2.0 million, was recognized for the three and nine months ended September 30, 2002, respectively, versus
$0.7 million and $1.8 million for the comparable periods ended September 30, 2001. Based on the Company's current licensing agreements, amortization of deferred revenue is expected to continue at the present amount through September 30, 2006. Interest and other income for the quarter was $0.3 million versus $0.3 million for the comparable period in 2001. For the nine months ended September 30, 2002 interest and other income decreased to $0.6 million versus $1.7 million for the nine-month period ended September 30, 2001, on lower interest rates and due to non-recurrent research and development contracts that generated revenue in 2001. For the three and nine months ending
September 30, 2002 the Company recognized interest income in the amount of $0.1 million related to prior year's investment tax credits received in September 2002. A foreign exchange loss of $0.3 million was recorded for the nine months ended September 30, 2002 as compared to a $0.2 million gain for the same period in 2001, due to the strengthening of the Canadian dollar versus the US dollar.

Net research and development expenses increased 32% to $2.9 million compared to $2.2 million and increased 82% to $9.0 million versus $4.9 million for the three and nine months ended September 30, 2002 and 2001, respectively. Net research and development for the three and nine months ended September 30, 2002 include a $0.4 million reduction as a result of receiving investment tax credit refunds in excess of amounts previously recorded as receivable. Excluding this reduction, net research and development expenses increased 51% to $3.3 million and increased 91% to $9.4 million for the three and nine months ended September 30, 2002 and 2001, respectively. This increase primarily reflects the operations of ID Biomedical Corporation of Quebec ("IDBQ"), which are consolidated into the results of the Company since May 15, 2001. Research and development expenses have also been impacted by the activities associated with advancing the Company's vaccine products in clinical development. Additionally, expenses associated with contract services, laboratory supplies, travel and salary all increased in support of clinical trials and the new pilot vaccine manufacturing plant.

General and administrative expenses increased 17% to $1.2 million compared to $1.0 million and increased 16% to $3.6 million versus $3.1 million for the three and nine months ended September 30, 2002 and 2001, respectively. This increase reflects the operations of IDBQ consolidated into the results of the Company since May 15, 2001. Depreciation and amortization expense increased 24% to $1.1 million and increased 67% to $3.1 million for the three and nine month periods ended September 30, 2002 respectively, from the comparable periods in 2001. This increase reflects the amortization of the medical technology asset recognized on the purchase of IDBQ and the depreciation and amortization of the IDBQ assets that were acquired, all of which were consolidated into the Company's results as of May 15, 2001. Interest expense increased 43% for the nine month period ended September 30, 2002 versus the same period in 2001 due to debt that was inherited from IDBQ and to the addition of a note payable arising from the Company's increased ownership of ID Biomedical Corporation of Washington (`IDBW') in November 2001.

The Company also recorded income taxes of $0.8 million for the nine month period ended September 30, 2002 versus $0 in the same period in 2001. This amount represents foreign withholding taxes recorded in the three month period ended March 31, 2002 on licensing revenues from Takara. The Company will receive a foreign tax credit, equal to this amount, to be used against future taxable income.

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, the Company has financed technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe (TM) Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs.

The Company had cash and short-term investments of $26.1 million at September 30, 2002 as compared to $33.7 million at December 31, 2001.
Working capital at September 30, 2002 was $21.9 million as compared to $30.6 million at December 31, 2001. These decreases resulted from the funding of the Company's operations and from the write-down of the investment in TWT, net of the effect of licensing revenues received from Takara. Also impacting on the Company's liquidity and capital resources are the exercise of outstanding warrants and stock options, debt repayment and capital asset additions relating to the vaccine manufacturing plant and in support of increased operational activities.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

-----------------------------------------------------------------------------------------------------------------
                                                                       September 30, 2002       December 31, 2001
                                                                       ------------------       -----------------
                                                                           (Unaudited)               (Audited)
ASSETS
Current assets:
       Cash and cash equivalents                                             $  8,765,527            $ 10,435,941
       Short-term investments                                                  17,341,347              23,226,537
       Accounts receivable                                                        319,709               1,443,747
       Government assistance receivable                                         1,470,363               2,260,748
       Prepaid expenses and other                                                 408,645                 460,560
                                                                             ------------            ------------
                                                                               28,305,591              37,827,533

Deposits                                                                          521,000                 693,000

Investments                                                                       413,644                 413,644

Property, plant and equipment                                                   4,625,116               4,017,403

Patent rights                                                                   1,452,120               1,199,914

Medical technology and other assets                                            29,536,606              31,480,643
                                                                             ------------            ------------
                                                                             $ 64,854,077            $ 75,632,137
                                                                             ============            ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
       Accounts payable and accrued liabilities                              $  2,563,341            $  2,708,517
       Demand loan                                                                      -                 812,000
       Current portion of deferred licensing revenue                            2,433,123               2,243,598
       Current portion of long-term debt                                        1,301,167               1,272,513
       Current portion of obligations under capital leases                        147,971                 214,934
                                                                             ------------            ------------
                                                                                6,445,602               7,251,562

Deferred licensing revenue                                                      5,786,578               7,182,400

Long-term debt                                                                    293,776               1,279,379

Obligations under capital leases                                                  291,757                 263,148

Shareholders' equity
       Share capital - 31,527,717 common shares                               114,089,761             111,871,308
             issued and outstanding (Dec. 31, 2001 - 30,870,524)
       Contributed Surplus                                                      1,213,664               1,213,664
       Deficit                                                                (63,267,061)            (53,429,324)
                                                                             ------------            ------------
                                                                               52,036,364              59,655,648
                                                                             ------------            ------------
                                                                             $ 64,854,077            $ 75,632,137
                                                                             ============            ============

Approved by the Board

       Anthony F.Holler, MD               Todd R. Patrick
       CHIEF EXECUTIVE OFFICER            PRESIDENT & CHIEF OPERATING OFFICER

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
(WITH COMPARATIVES FOR 2001)

----------------------------------------------------------------------------------------------------------------------------------
                                                           Three months ended September 30          Nine months ended September 30
                                                                 2002              2001               2002                2001
                                                            ------------      ------------       ------------         -----------
                                                             (Unaudited)       (Unaudited)        (Unaudited)         (Unaudited)
REVENUE
       Licensing                                            $    657,038      $    727,092       $ 10,226,523        $  1,807,024
       Interest and other                                        292,348           313,481            613,223           1,671,761
       Foreign exchange                                          157,097           161,454           (264,513)            235,515
                                                            ------------      ------------       ------------         -----------
                                                               1,106,483         1,202,027         10,575,233           3,714,300
EXPENSES AND OTHER
       Research and development expenses                       3,486,618         2,596,219         10,571,769           5,612,664
       Less grants                                              (597,834)         (401,387)        (1,585,413)           (685,866)
                                                            ------------      ------------       ------------         -----------
       Net research and development expenses                   2,888,784         2,194,832          8,986,356           4,926,798
       General and administrative                              1,219,313         1,039,906          3,618,239           3,114,459
       Depreciation and amortization                           1,080,039           868,594          3,126,835           1,873,483
       Interest                                                   37,999            37,124            132,957              92,889
                                                            ------------      ------------       ------------         -----------
                                                               5,226,135         4,140,456         15,864,387          10,007,629
       Loss on write-down of short-term investment               557,476                 -          3,754,808                   -
                                                            ------------      ------------       ------------         -----------
                                                               5,783,611         4,140,456         19,619,195          10,007,629
                                                            ------------      ------------       ------------         -----------

Loss before income taxes                                      (4,677,128)       (2,938,429)        (9,043,962)         (6,293,329)

       Income taxes                                                    -                 -            793,775                   -
                                                            ------------      ------------       ------------         -----------

Net loss                                                      (4,677,128)       (2,938,429)        (9,837,737)         (6,293,329)
                                                            ============      ============       ============         ===========
Deficit, beginning of period                                 (58,589,933)      (42,067,900)       (53,429,324)        (38,713,000)
                                                            ------------      ------------       ------------         -----------

Deficit, end of period                                      $(63,267,061)     $(45,006,329)      $(63,267,061)       $(45,006,329)
                                                            ============      ============       ============         ===========

Net loss per share:
       Basic                                                $      (0.15)     $      (0.10)      $      (0.32)       $      (0.22)
       Fully diluted                                               (0.15)            (0.10)             (0.32)              (0.22)
                                                            ------------      ------------       ------------         -----------

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
(WITH COMPARATIVES FOR 2001)

----------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended September 30     Nine months ended September 30
                                                                   2002               2001            2002                2001
                                                               ------------       ------------    ------------        ------------
                                                                (Unaudited)        (Unaudited)     (Unaudited)         (Unaudited)
Cash provided by (used in)

OPERATIONS
     Net loss                                                   $(4,677,128)      $(2,938,429)    $(9,837,737)        $ (6,293,329)
     Items not affecting cash
         Depreciation and amortization                            1,080,039           868,594       3,126,835            1,873,483
         Directors fees paid in shares                               20,269                 -          91,860               54,430
         Deferred licensing revenue                                 106,752            39,535      (1,206,297)          (1,028,895)
         Accrued interest on long-term debt                          19,722                 -          73,270                    -
         Unrealized foreign exchange loss                            53,364                 -         (21,381)                   -
         Loss on write-down of short-term investment                557,476                 -       3,754,808                    -
                                                                -----------       -----------     -----------         ------------
                                                                 (2,839,506)       (2,030,300)     (4,018,642)          (5,394,311)
     Net change in non-cash working capital balances
       relating to operations
         Accounts receivable                                      1,136,575            22,121       1,124,038             (328,431)
         Government assistance receivable                         1,592,170           311,100         790,385               49,006
         Prepaid expenses and other                                  28,202            69,499          51,915              100,594
         Accounts payable and accrued liabilities                   (44,433)          839,899        (145,176)             430,651
                                                                -----------       -----------     -----------         ------------
                                                                   (126,992)         (787,681)     (2,197,480)          (5,142,491)

INVESTMENTS
     Short-term investments                                      (2,827,402)       (1,527,644)      2,130,382            8,500,052
     Property, plant and equipment                                 (135,188)         (561,365)     (1,483,433)            (837,903)
     Patent rights                                                  (78,156)          (32,923)       (340,883)             (70,702)
     Medical technology                                             (31,390)          (31,550)        (39,365)            (578,285)
     Deposits                                                       167,000                 -         172,000                    -
     Business acquisition of Intellivax International Inc.,
         net of nil (2001= $254,194) cash acquired                        -                 -               -             (816,693)
                                                                -----------       -----------     -----------         ------------
                                                                 (2,905,136)       (2,153,482)        438,701            6,196,469

FINANCING
     Proceeds on issuance of common shares                          946,580            12,250       2,126,593              520,847
     Repayment of demand loan                                      (812,000)                -        (812,000)                   -
     Repayment of long-term debt                                   (326,053)                -      (1,008,838)                   -
     Repayment of obligations under capital leases                  (73,966)          (94,776)       (217,390)            (257,356)
                                                                -----------       -----------     -----------         ------------
                                                                   (265,439)          (82,526)         88,365              263,491
                                                                -----------       -----------     -----------         ------------

Increase (decrease) in cash and cash equivalents                 (3,297,567)       (3,023,689)     (1,670,414)           1,317,469
Cash and cash equivalents, beginning of period                   12,063,094        13,798,998      10,435,941            9,457,840
                                                                -----------       -----------     -----------         ------------

Cash and cash equivalents, end of period                        $ 8,765,527       $10,775,309     $ 8,765,527          $10,775,309
                                                                ===========       ===========     ===========         ============

SUPPLEMENTARY INFORMATION:
     Cash paid for:
         Interest                                                    43,084            40,662         131,569               92,888
         Taxes                                                            -                 -         793,775                    -
     Cash received for:
         Interest                                                   293,553           824,945         807,046            2,148,527
     Non-cash investing activities:
         Property, plant and equipment acquired
            by means of a capital lease                                   -                 -         179,036                    -
         Common shares issued for acquisition of
            Intellivax International Inc.                                 -                 -               -           24,482,100
         Prepaid acquisition costs for acquisition of
            Intellivax International Inc.                                 -                 -               -              180,734

                                                                               7

NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements, except for the changes in accounting principles outlined below in Note 2. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2001 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

     In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at September 30, 2002 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.   CHANGES IN ACCOUNTING PRINCIPLES

(a)  STOCK-BASED COMPENSATION


     Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method.
     Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights.

     The Company has elected to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense, and to disclose the pro forma effects on earnings as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in Note 4. The Company has no employee rewards outstanding for which the applications of the fair value method are required.

(b)  INTANGIBLE ASSETS

     Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

     As of January 1, 2002, the Company had unamortized goodwill in the amount of $771,314 which is no longer being amortized. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $14,460 and $43,380 for the three and nine months periods ended September 30, 2002, respectively. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. The Company has performed the first step in the test for goodwill impairment and has determined that the goodwill is considered not to be impaired. The Company's other intangible assets are all determined to have a finite useful life and continue to be amortized according to the policies in effect before January 1, 2002.

3.   SHARE CAPITAL

     During the three month period ended September 30, 2002, 254,735 stock options were exercised for proceeds of $835,892 and 40,250 share purchase warrants were exercised for proceeds of $110,688. In addition, 3,167 common shares were issued for directors fees of $20,269.

     EMPLOYEE STOCK OPTION PLAN

     On March 8, 2002, directors of the Company approved an increase in the maximum number of shares issuable under the Stock Option Plan to 5,889,278, subject to shareholder and regulatory approval. Shareholders approved the increase at the June 19, 2002 Annual General Meeting.

     At September 30, 2002, the Company had 4,343,162 stock options outstanding, of which 1,669,823 are exercisable, at a weighted average exercise price of $5.90 per common share that expire at various dates from October 26, 2002 to March 8, 2009.

     SHARE PURCHASE WARRANTS

     At September 30, the Company has the following share purchase warrants outstanding:

        ------------------ ----------------------  ----------------------
                Price        September 30, 2002      September 30, 2001
        ------------------ ----------------------  ----------------------
                $2.75                   388,650                 501,400
        ------------------ ----------------------  ----------------------
                $6.50                         -               1,874,334
        ------------------ ----------------------  ----------------------

4.   STOCK-BASED COMPENSATION

     As per its accounting policy, the Company has not recognized compensation cost for stock-based compensation awarded to employees during the three and nine months ended September 30, 2002. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

                              Three months ended September 30, 2002   Nine months ended September 30, 2002
                                   As reported       Pro forma             As reported       Pro forma
                                  -------------    -------------          -------------   --------------
       Net loss                   $(4,677,128)     $(5,383,167)           $(9,837,737)    $(11,155,313)

       Net loss per share
              Basic                    $ (0.15)         $ (0.17)               $ (0.32)         $ (0.36)
              Fully diluted            $ (0.15)         $ (0.17)               $ (0.32)         $ (0.36)

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

       ----------------------------------------------------
       Expected option lives                    5 - 7 years
       Risk-free interest rate                 3.50 - 4.25%
       Dividend yield                                    0%
       Volatility                            76.10 - 81.21%
       ----------------------------------------------------

5.   RECLASSIFIED FIGURES

     Certain figures in the consolidated statements of cash flows have been reclassified from the previous three months period ended June 30, 2002 to represent the effects of the finalization of a capital lease.

6.   SEGMENT DISCLOSURES

     The Company organizes its business into two operating segments, gene-based disease testing and subunit vaccines. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, property, plant and equipment and goodwill are in North America.


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (WITH COMPARATIVES FOR 2001) (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------------
                                                   2002                                                 2001
                            -----------------------------------------------------------------------------------------------------
                                Gene-based        Subunit                            Gene-based       Subunit
                                 Testing         Vaccines          Total              Testing         Vaccines         Total
                            -------------------------------------------------    ------------------------------------------------
Licensing revenue               $10,226,523     $          -     $10,226,523         $ 1,807,024     $         -     $ 1,807,024
Interest and other revenue          453,226          159,997         613,223           1,103,278         568,483       1,671,761
Interest expense                     75,765           57,192         132,957                 477          92,412          92,889
Depreciation and amortization       489,012        2,637,823       3,126,835             504,327       1,369,156       1,873,483
Net earnings (loss)               2,756,372      (12,594,109)     (9,837,737)            316,230      (6,609,559)     (6,293,329)
Total assets                     26,447,866       38,406,211      64,854,077          32,954,608      44,447,554      77,402,162


FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 (WITH COMPARATIVES FOR 2001) (Unaudited)

---------------------------------------------------------------------------------------------------------------------------------
                                                   2002                                                 2001
                            -----------------------------------------------------------------------------------------------------
                                Gene-based        Subunit                            Gene-based       Subunit
                                 Testing         Vaccines          Total              Testing         Vaccines         Total
                            -------------------------------------------------    ------------------------------------------------
Licensing revenue               $   657,038      $         -     $   657,038         $   727,092     $         -     $   727,092
Interest and other revenue          167,018          125,330         292,348             241,142          72,339         313,481
Interest expense                     20,909           17,090          37,999                 477          36,647          37,124
Depreciation and amortization       159,160          920,879       1,080,039             186,420         682,174         868,594
Net earnings (loss)                (505,419)      (4,171,709)     (4,677,128)             27,406      (2,965,835)     (2,938,429)
Total assets                     26,447,866       38,406,211      64,854,077          32,954,608      44,447,554      77,402,162

[ID BIOMEDICAL LOGO]                                        1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:     ID Biomedical Corporation
              Dean Linden
              Manager, Corporate Communications
              (604) 431-9314
              www.idbiomedical.com

For Immediate Release

             ID BIOMEDICAL ANNOUNCES START OF FLUINSURE(TM) VACCINE
                                CHALLENGE TRIAL

VANCOUVER, BC - NOVEMBER 26, 2002 - ID Biomedical announced that it has begun a human influenza challenge trial of its intranasally delivered FluINsure(TM) vaccine. The clinical trial site began intranasal immunization of study subjects and delivery of all initial doses is scheduled to be completed by the end of this week.

A total of 75 healthy adult volunteers will receive the FluINsure vaccine or a placebo in this randomized, double-blind and concurrent placebo-controlled study. The study subjects will be divided into three approximately equal groups, with one group receiving placebo, one group a single-dose regimen of active vaccine, and one group a two-dose regimen.

On or about forty day's post-immunization (January 03, 2003), study subjects will be admitted to an isolation unit for observation. Two days later, those who are free of any confounding symptoms of other viral respiratory infections will be challenged intranasally with a strain of the influenza virus. The challenge phase will last eight days, during which time study subjects will be observed for clinical symptoms, examined daily, and have nose and throat secretion samples taken to detect and quantitate any influenza virus present. Immunogenicity markers will also be measured, both before and after challenge. We expect that results from this study will be reported by mid February.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its

Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ID Biomedical Corporation

                                            By: ANTHONY HOLLER
                                                --------------------------------
                                                Anthony F. Holler
                                                Chief Executive Officer


Date: November 26, 2002